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**File No. 82-34816**
November 9, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Petition for Provisional Disposition Filed by Subsidiary (SEGA CORPORATION) (Dated November 4, 2005)



Yours truly,

Fusako Otsuka

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

**File No. 82-34816**

November 4, 2005

Dear Sirs,


Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)


Notice of Petition for Provisional Disposition Filed by Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA CORPORATION (Head office: Tokyo, President, Representative Director and COO: Hisao Oguchi; hereinafter "SEGA"), a subsidiary of SEGA SAMMY HOLDINGS INC., filed with the Tokyo District Court a petition for provisional disposition to suspend the execution of the patent owned by SEGA against Taito Corporation on October 28, 2005, as described in the attachment hereto.

- END -

SEGA

SEGA SAMMY GROUP

*- NEWS RELEASE -*

November 4, 2005
SEGA CORPORATION

## Petition for Provisional Disposition to Suspend the Execution of the Patent Owned by SEGA CORPORATION

On October 28, 2005, SEGA CORPORATION (Head office: Tokyo, President, Representative Director and COO: Hisao Oguchi; hereinafter "SEGA") filed with the Tokyo District Court a petition for provisional disposition to suspend the execution of the patent owned by SEGA against Taito Corporation.

SEGA has considered that "DINOKING BATTLE CARD GAME", an arcade game machine marketed by Taito Corporation, has infringed the patent (No. 3712122) owned by SEGA with regard to " MUSHIKING : The King of Beetles ", an arcade game machine, and has determined to file with the Tokyo District Court a petition for provisional disposition to suspend the production, use, sale, etc. of the product by Taito Corporation.

To protect its intellectual property rights, SEGA will take all appropriate measures whenever its rights are considered to be infringed.

- END -